BB 9/3



03053223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
SEP 05 2003
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 High Street, Suite 510
(No. and Street)

Hamilton	Ohio	45011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick W. Hogan — (513) 863-4570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 North Limestone Street, Suite 103	Springfield	Ohio	45503
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
AUG 29 2003
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK W. HOGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PATRICK FINANCIAL CORPORATION, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



Tracy M. Hall
Notary Public State of Ohio
My Commission Expires
October 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK FINANCIAL CORPORATION

Financial Statements

June 30, 2003

with

Independent Auditors' Report

PATRICK FINANCIAL CORPORATION

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Patrick Financial Corporation
Hamilton, Ohio

We have audited the accompanying statement of financial condition of Patrick Financial Corporation (the Company) as of June 30, 2003 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
July 24, 2003

PATRICK FINANCIAL CORPORATION

Statement of Financial Condition

June 30, 2003

Assets		
Current assets:		
Cash	$	34,110
Investment securities at fair value		181,718
Commission receivable		22,597
Total current assets		238,425
Property, plant and equipment:		
Computer equipments		20,809
Less: accumulated depreciation		(20,121)
Net property, plant and equipment		688
Other assets:		
Deposits, First Southwestern Company		50,000
Deposits, NASDAQ		18,900
Total non-current assets		68,900
Total assets	$	308,013

Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	35,120
Unsecured notes payable		20,000
Total current liabilities		55,120
Long-term liabilities:		
Subordinated equity loans		40,000
Stockholder's equity:		
Common stock, no par value; authorized 750 shares, 52 shares issued and outstanding		500
Additional paid-in capital		39,500
Less: Treasury stock, 37 shares, no par common stock		(30,000)
Retained earnings		212,893
Total stockholder's equity		222,893
Total liabilities and stockholder's equity	$	318,013

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statement of Operations

For the year ended June 30, 2003

Revenue:	
Commissions earned	$ 491,542
Interest and dividends	12,088
Total revenue	503,630
Expenses:	
Commissions paid	315,488
Officer's salaries	87,600
Payroll taxes	5,187
Retirement benefits	17,460
Medical reimbursement plan	4,409
Insurance	9,227
Professional fees	3,582
License and registration	3,808
Errors and omissions	62
Advertising	1,091
Contributions	300
Office supplies	9,156
Rent	9,168
Communications	7,553
Travel and entertainment	1,849
Dues and subscriptions	1,314
Interest	6,000
Depreciation	1,320
Loss on sale of investments	23,125
Miscellaneous	254
Total expenses	507,953
Net loss	$ (4,323)

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2003

		Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balances at , July 1, 2002	$	500	39,500	(30,000)	202,098	212,098
Unrealized gain on Available for sale securities		-	-	-	5,118	5,118
Net loss		-	-	-	(4,323)	(4,323)
Balances at , June 30, 2003	$	500	39,500	(30,000)	202,893	212,893

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION

Statements of Cash Flows

For the year ended June 30, 2003

Cash flows from operating activities:		
Net loss	$	(4,323)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		1,320
Effects of changes in operating assets and liabilities:		
Commission receivable		8,735
Accounts payable		(13,785)
Accrued and withheld liabilities		(1,179)
Net cash used by operating activities		(9,232)
Cash flows used by investing activities:		
Proceeds from sale of investments		97,265
Investment purchases		(76,140)
Net cash provided by investing activities		21,125
Increase in cash		11,893
Cash, beginning of year		22,217
Cash, end of year	$	34,110

Supplemental disclosures:

Cash paid for:		
Interest	$	6,000
Taxes	$	-

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION
Notes to the Financial Statements
June 30, 2003

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

Patrick Financial Corporation is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is located in Hamilton, Ohio.

Method of accounting

The Company utilizes the accrual basis method of accounting.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers amounts on hand and in demand deposits with original maturities of three months or less to be cash equivalents.

Customer Accounts

Customer accounts are carried by correspondent brokers on a fully disclosed basis.

Commission Receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. Commissions receivable at June 30, 2003 was $22,597. No allowance for uncollectible accounts was set up as management deems all amounts to be collectible.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on straight-line method using estimated useful lives of five to seven years.

2. Investments:

Investments are recorded at fair market value at June 30, 2003 and consist of the following:

		Cost	Fair Market Value	Unrealized Gain
Money Market Funds	$	33,806	33,806	-
Mutual Funds		34,389	35,180	791
Non-taxable fixed income		65,131	67,394	2,263
Equities		43,274	45,338	2,064
	$	176,600	181,718	5,118

3. Lease Commitment:

The Company leases its office space on a month to month basis from an unrelated party. Rent expense for the year ended June 30, 2003 was $9,168.

4. Retirement Plan:

The Company has a simplified employee pension (SEP) plan under the regulations of the Internal Revenue Code to cover all eligible employees. Contributions to the plan are discretionary and totaled $17,460 for the year ended June 30, 2003.

5. Unsecured notes Payable:

Unsecured note payable to Stanley J. Frank, a shareholder in the amount of $20,000 bear interest at 10 percent and is payable on June 30, 2004. Interest expense for the year ended June 30, 2003 was $2,000.

6. Subordinated Borrowings:

The borrowings under subordination agreements at June 30, 2003 are listed in the following:

10 % unsecured subordinated note payable to Joseph R. Schickling, a shareholder, matures on December 31, 2005.	$	20,000
10 % unsecured subordinated note payable to James D. Mussio, a shareholder, matures on December 31, 2005.		20,000
	$	40,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital of $216,507, which was $116,507 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

Board of Directors
Patrick Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Patrick Financial Corporation (the Company), for the year ended June 30, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett Co.

Springfield, Ohio
July 24, 2003

SUPPLEMENTARY INFORMATION

PATRICK FINANCIAL CORPORATION

Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2003

Net Capital:		
Total stockholder's equity		$ 212,893
Add subordinated borrowings allowable in computation of net capital		40,000
Deductions for non-allowable assets:		
Property, plant and equipment, net	(688)	
Deposit, NASDAQ	(18,900)	(19,588)
Net capital before haircuts on securities positions		233,305
Haircuts on securities		
Stocks (15%)	(12,078)	
Bonds (6%)	(4,044)	
Money market (2%)	(676)	(16,798)
Net Capital		$ 216,507
Aggregate Indebtedness:		
Accounts payable		$ 35,120
Notes payable		20,000
Total aggregate indebtedness		$ 55,120
Computation of Basic Net Capital Requirement:		
6 2/3% aggregate indebtedness as shown above, pursuant to Rule 15c3-1 as of June 30, 1999, subject to minimum requirement of $100,000		$ 100,000
Total requirement		$ 100,000
Excess Net Capital		116,507
Ratio: Aggregate indebtedness to net capital		0.25 to 1.0
Reconciliation with Company's Computation: (Included in part IIA of Form X-17A-5 as of June 30, 2003)		
Net capital per unaudited FOCUS report		$ 216,508
Rounding difference		(1)
Net capital per audited computation above		$ 216,507

See accompanying notes to the financial statements.